Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM PENETRATES STRATEGIC CYBER
SECURITY CUSTOMER WITH 1ST DESIGN WIN

- Initial Win Opens Up Multi-Million$ Potential For Sale of Several Additional Silicom Solutions Already Under Discussion

KFAR SAVA, Israel – March 24, 2015, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has secured an initial Design Win from a leading cyber security company, the successful culmination of a lengthy sales effort during which the customer thoroughly evaluated Silicom’s technologies, operations and support capabilities. Through this initial win, Silicom will begin supplying high-performance 10G adapters for one of the customer’s solutions. In parallel, discussions are currently underway regarding the customer’s potential use of additional Silicom products, including other networking adapters, encryption adapters, SETAC, and IBS’s (Intelligent Bypass Solutions).

“We are excited to add this important cyber security company to our customer list – a first step that we believe will develop into a major, multi-million dollar relationship,” commented Mr. Shaike Orbach, Silicom’s President and CEO. “This customer uses thousands of different types of cards each year in a broad range of products, with many of them needing Silicom’s ‘sweet spot’ offerings. We are confident that this customer – as so many of our 100+ clients - will grow to rely on our technological innovation, reliability, production speed and commitment to service, and will therefore turn to us again and again. We are already in talks regarding additional adapters as well as our SETAC and IBS (Intelligent Bypass) solutions, and believe that additional significant sales to this customer are just a matter of time.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com